Filed pursuant to Rule 433

Registration Statement No. 333-238553

March 6, 2023

Rio Tinto Finance (USA) plc

Pricing Term Sheet

March 6, 2023

Fixed Rate Notes
Issuer:	Rio Tinto Finance (USA) plc
Guarantors:	Rio Tinto plc and Rio Tinto Limited
Principal Amount:	$650,000,000
Maturity:	March 9, 2033
Coupon:	5.000% per annum
Price to Public:	99.712%
Underwriting Discount and Commissions:	0.450%
Yield to maturity:	5.037%
Spread to Benchmark Treasury:	T+105 bps
Benchmark Treasury:	3.500% UST due February 15, 2033
Benchmark Treasury Price and Yield:	96-01, 3.987%
Interest Payment Dates:	Semi-annually on September 9 and March 9 of each year, commencing on September 9, 2023.
Record Dates	The close of business on the fifteenth calendar day preceding each Interest Payment Date, whether or not such day is a Business Day.
Optional Redemption:	A redemption price equal to (i) if redemption occurs prior to December 9, 2032, the greater of (x) 100% of the principal amount of the notes to be redeemed and (y) as certified to the trustee by the Issuer or the Guarantors, the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus a spread of 20 basis points or (ii) if redemption occurs on or after December 9, 2032, 100% of the principal amount of the notes to be redeemed, together, in each case with accrued interest on the principal amount of the notes to be redeemed to the date of redemption.
Settlement:	T+3; March 9, 2023
CUSIP / ISIN:	76720AAN6 / US76720AAN63
Expected Issue Ratings[1]:	A2 (Moody’s) / A (S&P)
Joint Book Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Santander US Capital Markets LLC SMBC Nikko Securities America, Inc.

Joint Bookrunners:	Bank of China Limited, London Branch CIBC World Markets Corp. Citigroup Global Markets Inc. HSBC Securities (USA) Inc.
Co-managers:	ANZ Securities, Inc. Credit Agricole Securities (USA) Inc. Mizuho Securities USA LLC nabSecurities, LLC Natixis Securities Americas LLC Westpac Banking Corporation

It is expected that delivery of the Notes will be made against payment therefor on or about March 9, 2023, which will be three business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the securities initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

No PRIIPs/UK PRIIPs key information document has been prepared as the Notes are not available to retail investors in the EEA and the United Kingdom. This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000 does not apply.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. at 1-800-503-4611, J.P. Morgan Securities LLC collect at 1-212-834-4533, Santander US Capital Markets LLC at 1-855-403-3636 and SMBC Nikko Securities America, Inc. at 1-888-868-6856.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

1	A rating is not a recommendation to buy, sell or hold the securities, and may be subject to revision, suspension or withdrawal at any time by the assigning rating agencies.